UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AKESIS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

530724509

(CUSIP Number)

John T. Hendrick, Chief Financial Officer

Akesis Pharmaceuticals, Inc.

888 Prospect Street, Suite 320

La Jolla, California 92037

(858) 454-4311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Martin J. Waters, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

12235 El Camino Real, Ste. 200

San Diego, CA 92130

(858) 350-2300

November 21, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	Schedule 13D

1	NAME OF REPORTING PERSONS: Avalon Ventures VII, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER

5,750,000 (1)
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

5,750,000 (1)
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,750,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.2%
14	TYPE OF REPORTING PERSON:

OO

CUSIP NO.	Schedule 13D

1	NAME OF REPORTING PERSONS: Avalon Ventures VII GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER

5,750,000 (1)
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

5,750,000 (1)
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,750,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.2%
14	TYPE OF REPORTING PERSON:

OO

Footnotes:

(1)	Includes 750,000 shares of Common Stock issuable pursuant to a warrant held by Avalon Ventures VII, L.P. exercisable and fully-vested as of November 21, 2006, the date of issuance of such warrant.

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Akesis Pharmaceuticals, Inc., a corporation duly organized under the laws of the state of Nevada (“Akesis”, or the “Company”). The Company’s principal executive offices are located at 888 Prospect Street, Suite 320, La Jolla, California, 92037.

Item 2. Identity and Background.

(a)-(e) The reporting persons for the purposes of this Statement (each, a “Reporting Person” and collectively, the “Reporting Persons”) are as follows:

Name: Avalon Ventures VII, L.P. (the “Avalon Fund”)

Place of Organization: Delaware

Principal Business: Venture capital investments

Address: 888 Prospect Street, Suite 320, La Jolla, California, 92037

Criminal Proceedings: None

Applicable Civil, Judicial or Administrative Proceedings: None.

Name: Avalon Ventures VII GP, LLC

Place of Organization: Delaware

Principal Business: Venture capital investments

Address: 888 Prospect Street, Suite 320, La Jolla, California, 92037

Criminal Proceedings: None

Applicable Civil, Judicial or Administrative Proceedings: None.

(f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

An aggregate of 5,000,000 shares of common stock of Akesis were acquired on November 21, 2006 by the Avalon Fund, at the purchase price of $0.60 per share for an aggregate purchase price of $3,000,000. This purchase was made pursuant to the Securities Purchase Agreement dated November 21, 2006, by and among the Company and certain investors (the “Securities Purchase Agreement”), including the Avalon Fund. Pursuant to such Securities Purchase Agreement, the Company also issued a warrant to the Avalon Fund to purchase 750,000 shares of Common Stock exercisable at a price per share of $0.60. The source of funds for the Avalon Fund’s purchase was the investment capital of the limited partnership.

As of the date of this filing, the Avalon Fund beneficially owned 5,750,000 shares of Common Stock, or 26.2% of the Company’s Common Stock calculated pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, consisting of (i) 5,000,000 outstanding shares of Common Stock; and (ii) a warrant to purchase 750,000 shares of Common Stock. Avalon Ventures VII GP, LLC acts as the general partner of the Avalon Fund. In the foregoing capacity, Avalon Ventures VII GP, LLC has full voting and investment control with respect to the shares held of record by the Avalon Fund. As a result, Avalon Ventures VII GP, LLC may be deemed to be a beneficial owner of such shares. However, Avalon Ventures VII GP, LLC specifically disclaims beneficial ownership of all shares held of record by the Avalon Fund except to the extent of its economic interest therein.

Item 4. Purpose of Transaction.

The purpose of the transaction by the Avalon Fund is investment in the Company.

Item 5. Interest in Securities of the Issuer.

(a) As of November 27, 2006, the Reporting Persons directly or indirectly beneficially owned an aggregate of 5,750,000 shares of Common Stock, representing approximately 26.2% of the outstanding shares of Common Stock. As to each separate Reporting Person:

•	Avalon Ventures VII, L.P. owned 5,750,000 shares of Common Stock (26.2%) consisting of (i) 5,000,000 outstanding shares of Common Stock; and (ii) a warrant to purchase 750,000 shares of Common Stock.

•	Avalon Ventures VII GP, LLC beneficially owned 5,750,000 shares of Common Stock (26.2%) consisting of (i) 5,000,000 outstanding shares of Common Stock; and (ii) a warrant to purchase 750,000 shares of Common Stock.

The percentages of Common Stock owned for the Reporting Persons, as reported above, have been calculated pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act and based on an aggregate of 21,947,552 shares of Common Stock which includes 21,197,552 shares of the Company’s Common Stock outstanding as of November 27, 2006 and 750,000 shares of Common Stock issuable pursuant to an outstanding warrant held by the Avalon Fund.

(b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Statement which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Pursuant to Rule 13d-1

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2006

AVALON VENTURES VII, L.P.

By:	/s/ Walter Tendler
Name:	Walter Tendler
Title:	Administrative Partner and Chief Financial Officer

AVALON VENTURES VII GP, LLC

By:	/s/ Walter Tendler
Name:	Walter Tendler
Title:	Administrative Partner and Chief Financial Officer